Oncternal Shareholder Update
May 16, 2019

Filings under Rule 425
under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Filing by: GTx, Inc.
Subject Company: GTx, Inc.
SEC File No.: 000-
50549

Forward Looking Statements

© 2019 Oncternal Therapeutics, Inc.
“ONCTERNAL” is a trademark of Oncternal Therapeutics, Inc.
This
presentation
contains
forward-looking
statements.
These
statements
may
discuss
goals,
intentions
and
expectations
as
to
future
plans,
trends,
events,
results
of
operations
or
financial
condition,
or
otherwise,
based
on
current
beliefs
of
Oncternal
Therapeutics,
Inc.
(“Oncternal”),
as
well
as
assumptions
made
by,
and
information
currently
available
to
Oncternal.
In
some
cases,
you
can
identify
forward-looking
statements
by
terms
such
as
“may,”
“will,”
“should,”
“expect,”
“plan,”
“anticipate,”
“could,”
“intend,”
“target,”
“project,”
“contemplates,”
“believes,”
“estimates,”
“predicts,”
“potential”
or
“continue”
or
the
negatives
of
these
terms
or
other
similar
expressions.
Forward-looking
statements
are
based
on
current
beliefs
and
assumptions
that
are
subject
to
risks
and
uncertainties
and
are
not
guarantees
of
future
performance.
Actual
results
and
the
timing
of
events
could
differ
materially
from
those
anticipated
in
such
forward-looking
statements
as
a
result
of
these
risks
and
uncertainties,
which
include,
without
limitation:
(i)
the
risk
that
the
conditions
to
the
closing
of
the
merger
between
Oncternal
and
GTx,
Inc.
(“GTx”),
are
not
satisfied;
(ii)
risks
related
to
the
ability
of
Oncternal
and
GTx
to
manage
its
operating
expenses
and
its
expenses
associated
with
the
merger
pending
closing;
(iii)
the
risk
that
as
a
result
of
adjustments
to
the
exchange
ratio,
Oncternal
stockholders
or
GTx
stockholders
could
own
more
or
less
of
the
combined
company
than
is
currently
anticipated;
(iv)
Oncternal’s
plans
to
present
data
at
the
ASCO
Annual
Meeting;
(v)
the
timing
of
enrollment
of
the
Phase
1/2
clinical
trial
of
cirmtuzumab
in
combination
with
ibrutinib;
(vi)
Oncternal’s
clinical
plans
for
cirmtuzumab,
TK-216
and
its
CAR-T
product
candidate;
(vii)
uncertainty
regarding
whether
potential
adverse
reactions
or
side
effects
may
occur
in
the
course
of
developing
and
testing
product
candidates
such
as
cirmtuzumab.
All
forward-looking
statements
are
qualified
in
their
entirety
by
this
cautionary
statement.
This
caution
is
made
under
the
safe
harbor
provisions
of
the
Private
Securities
Litigation
Reform
Act
of
1995.
If
any
of
these
risks
or
uncertainties
materialize
or
any
of
these
assumptions
prove
incorrect,
the
results
of
Oncternal,
GTx
or
the
combined
organization
could
differ
materially
from
the
forward-looking
statements.
All
forward-looking
statements
in
this
presentation
are
current
only
as
of
the
date
on
which
the
statements
were
made.
Oncternal
and
GTx
do
not
undertake
any
obligation
to
publicly
update
any
forward-looking
statement
to
reflect
events
or
circumstances
after
the
date
on
which
any
statement
is
made
or
to
reflect
the
occurrence
of
unanticipated
events.

Additional Information and Where to Find It
In
connection
with
the
proposed
merger
between
Oncternal
Therapeutics,
Inc.
and
GTx,
Inc.,
GTx
has
filed
with
the
SEC
a
registration
statement
on
Form
S-4
that
contains
a
prospectus/proxy
statement/information
statement.
The
registration
statement
was
declared
effective
on
May
7,
2019
and
the
definitive
proxy
statement/prospectus/information
statement
was
distributed
to
the
stockholders
of
GTx
and
Oncternal.
For
a
discussion
of
the
factors
that
may
cause
Oncternal,
GTx
or
the
combined
organization’s
actual
results,
performance
or
achievements
to
differ
materially
from
any
future
results,
performance
or
achievements
expressed
or
implied
in
such
forward-looking
statements,
see
the
section
entitled
“Risk
Factors”
of
the
definitive
proxy
statement/prospectus/information
statement.
Additional
factors
that
could
cause
actual
results
to
differ
materially
from
those
expressed
in
the
forward-looking
statements
are
discussed
in
reports
filed
with
the
SEC
by
GTx
including
GTx’s
most
recent
Annual
Report
on
Form
10-K,
Form
10-K/A
and
Current
Reports
on
Form
8-K
filed
with
the
SEC.
Investors
and
security
holders
of
GTx
and
Oncternal
are
urged
to
read
the
definitive
proxy
statement/prospectus/information
statement
and
other
materials
filed
or
that
will
be
filed
with
the
SEC
before
making
any
voting
or
investment
decision
with
respect
to
the
merger
because
they
contain
or
will
contain
important
information
about
Oncternal,
GTx
and
the
merger.
The
proxy
statement/prospectus/information
statement
and
other
relevant
materials
(when
they
become
available),
and
any
other
documents
filed
by
GTx
with
the
SEC,
may
be
obtained
free
of
charge
at
the
SEC
web
site
at
www.sec.gov.
In
addition,
investors
and
security
holders
may
obtain
free
copies
of
the
documents
filed
with
the
SEC
by
GTx
by
directing
a
written
request
to:
GTx,
Inc.,
17
W
Pontotoc
Ave.,
Suite
100,
Memphis
TN
38103,
Attention:
Corporate
Secretary.
Investors
and
security
holders
are
urged
to
read
the
definitive
proxy
statement/prospectus/information
statement
and
other
relevant
materials
when
they
become
available
before
making
any
voting
or
investment
decision
with
respect
to
the
merger.
This
communication
shall
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities,
nor
shall
there
be
any
sale
of
securities
in
any
jurisdiction
in
which
such
offer,
solicitation
or
sale
would
be
unlawful
prior
to
registration
or
qualification
under
the
securities
laws
of
any
such
jurisdiction.
No
offering
of
securities
shall
be
made
except
by
means
of
a
prospectus
meeting
the
requirements
of
Section
10
of
the
Securities
Act
of
1933,
as
amended.
Participants
in
the
Solicitation
Oncternal
and
its
directors
and
executive
officers
and
GTx
and
its
directors
and
executive
officers
may
be
deemed
to
be
participants
in
the
solicitation
of
proxies
from
the
stockholders
of
GTx
in
connection
with
the
proposed
merger.
Information
regarding
the
special
interests
of
these
directors
and
executive
officers
in
the
merger
is
contained
in
the
preliminary
proxy
statement/prospectus/information
statement
referred
to
above
and
in
the
available
definitive
proxy
statement/prospectus/information
statement.
These
documents
are
available
free
of
charge
at
the
SEC
web
site
(www.sec.gov)
and
from
the
Corporate
Secretary
of
GTx
at
the
address
above.

© 2019 Oncternal Therapeutics, Inc.
“ONCTERNAL” is a trademark of Oncternal Therapeutics, Inc.

Oncternal Development Program Update

Oncternal Pipeline 5 CLL – chronic lymphocytic leukemia; MCL – mantle cell lymphoma; AML – acute myeloid leukemia

Cirmtuzumab:
Potential First-in-Class ROR1 Monoclonal Antibody

1 Yu 2018 Oncotarget 9: 24731-24736
2 Rassenti 2017 PNAS 114:10735
3 Choi 2018, Cell Stem Cell 22, 951–959
4 Malta et al., 2018, Cell 173, 338–354
Cirmtuzumab humanized ROR1 mAb
•
Humanized high affinity mAb
•
Blocks Wnt5a growth & invasion
•
Does not recognize normal adult tissues
•
High ROR1 expression on MCL and CLL
•
Expression on multiple solid tumors
•
Exclusive worldwide license from UCSD
•
Development supported by CIRM grant
Cirmtuzumab synergism in MCL/CLL
•
High Wnt5a levels in MCL and CLL patients
•
Wnt5a pathway remains active in ibrutinib
treated MCL and CLL
•
Cirmtuzumab inhibits Wnt5a signalling
•
Cirmtuzumab plus ibrutinib believed to exert
synergistic
effects
in
MCL
and
CLL
•
Cirmtuzumab believed to be synergistic with
venetoclax
Cirmtuzumab CLL Phase 1
•
Long half-life may support monthly dosing
•
Prolonged progression-free survival with
anti-CLL effects
•
Novel de-differentiating effect reversing CLL
stemness signature
3,4
•
Phase 1/2 study now evaluating
cirmtuzumab plus ibrutinib
ROR1 expression MCL
MCL
CLL
ROR1 = Receptor Tyrosine Kinase-Like Orphan Receptor 1
MCL = Mantle cell lymphoma
CLL = Chronic lymphocytic leukemia
CIRM = California Institute for Regenerative Medicine
3
1
2

•
Unmet medical need -
Ibrutinib single agent active, but:
•
Complete responses for previously treated CLL consistently <10%
•
Complete responses for previously treated MCL 26%
•
Part 1
dose-finding in MCL and CLL
•
Cirmtuzumab at 2, 4, 8 and 16 mg/kg per dose
•
One month cirmtuzumab for biomarkers then combination treatment
•
Part 2
expansion cohorts in MCL and CLL
•
Part 3 randomized efficacy
•
Arm A: Cirmtuzumab + Ibrutinib combination
•
Arm B: Ibrutinib
•
Primary endpoint: complete response (CR) rate
•
Data will be used to determine whether to seek regulatory
approval through accelerated approval pathway
•
Funding for this study is expected to include a total of $16.1 million development milestone payments from CIRM
Phase 1/2 Study of Cirmtuzumab and Ibrutinib in
Patients with MCL and CLL

1-
Byrd JC (2014) NEJM, Byrd JC (2013) NEJM, Farooqui MZ (2015) Lancet Oncology,
O'Brien S (2016) Lancet Oncol
2-
O’Brien (2018) JAMA Oncol
2
1

Phase 1b-2 Study of Cirmtuzumab and Ibrutinib in
Patients with MCL and CLL
Part 1 dose finding completed for CLL, and interim
results* include:
•
12 patients with CLL: ages 57-86, 75% previously treated
•
Cirmtuzumab dosing 2-16 mg/kg monthly up to one year
•
No dose limiting toxicity observed
•
Cirmtuzumab well-tolerated
•
Side effects typical for ibrutinib
•
Overall response rate 67% after 16-48 wk
•
1 confirmed complete response, 1 clinical complete response,
6 partial responses, 4 stable disease, no progressive disease
•
Phase 2 dose recommended selected

*Choi, 2019 ASCO Abstract 7527
CLL –
chronic lymphocytic leukemia
MCL –
mantle cell lymphoma

Phase 1b/2 Clinical Trial of Cirmtuzumab + Ibrutinib
CLL Patient with Confirmed Complete Response
•
Prior treatment with chlorambucil + obinutuzumab
•
Cirmtuzumab 4 mg/kg plus ibrutinib 420 mg
•
Steady decrease in lymph node size to within normal limits by 9 months cirmtuzumab + ibrutinib
•
Steady decrease in absolute lymphocyte count to within normal limits by 10 months cirmtuzumab + ibrutinib
•
Bone marrow biopsy with no visible CLL by 10 months cirmtuzumab + ibrutinib

Baseline
9 months cirmtuzumab + ibrutinib
CLL –
chronic lymphocytic leukemia
MCL –
mantle cell lymphoma

Phase 1b/2 Clinical Trial of Cirmtuzumab + Ibrutinib
MCL Patient with Confirmed Complete Response
•
Relapsed following high dose chemotherapy and stem cell transplant
•
Large chest wall lesion (9 x 6.7 cm)
•
Cirmtuzumab at 2 mg/kg plus ibrutinib 560 mg
•
Rapid reduction in mass, complete response durable after 6 and 9 months cirmtuzumab + ibrutinib

Baseline
3 months cirmtuzumab + ibrutinib
CLL –
chronic lymphocytic leukemia
MCL –
mantle cell lymphoma

TK216:
Potential First-in-Class ETS Family Inhibitor

•
First ETS family inhibitor in clinic
•
Class discovered by Jeff Toretsky
•
Exclusive worldwide license from
Georgetown University
•
Extensive and fresh IP portfolio
•
ETS family oncogenes increasingly
implicated in cancer
Discovery of ETS* family inhibitors
TK216 Mechanism of Action
•
Disrupts protein-protein binding between
ETS protein and RNA Helicase A (RHA)
•
Inhibits abnormal RNA transcription
•
Inhibits abnormal RNA splicing
•
Inhibits expression of other oncogenes
•
Enhances tumor suppressor expression
•
Apoptotic tumor cell death
TK216-Vincristine Synergy
•
Toretsky lab screened ETS inhibitors
against 70 chemotherapeutic or targeted
agents
•
Unique synergy with vinca alkaloid drugs
•
MOA identified:  Disrupted cell division
machinery
•
‘microtubule catastrophe’
*ETS = E26 Transformation-Specific oncogene family
Active
Heterodimer
RHA    -
EWS-FLI1
Inactive Monomers
TK216
Zöllner
2017 Science Signaling 10(499)
Oncternal data
Model depicting the inhibition of the interaction of EWS/FLI1 and RHA
ETS Fusion Proteins
Ewing sarcoma: EWS-FLI1, EWS-ERG. AML: ETV6-various (20+). ALL: ETV6-RUNX1.
Prostate cancer: TMPRSS2-ERG (>50%). Secretory breast cancer: ETV6-NTRK3.
ETS Overexpression
AML: FLI1, ERG, ETV5, ETS2.
Prostate cancer: ERG, ETV1, ETV4, ETV6.
Lung cancer: ETV5, ETV1, FLI1, ETS1. Breast cancer: ETV6, ETV4, SPIB, ETV5.

TK216 Clinical Development Status
•
Phase 1 dose escalation study in relapsed Ewing
sarcoma
•
Next: Expansion cohort using TK216 at RDR plus
vincristine to estimate response rate
•
Planning to launch Phase 1 trial in relapsed and
refractory acute myeloid leukemia (AML)

CAR-T Construct Elements
•
ROR1 is expressed
on multiple cancers
•
Targeting ROR1
with cirmtuzumab
binding region
•
UCSD collaboration
with CIRM funding
•
Candidate genetic
construct design
completed (left)
•
Shanghai Pharma
may help
manufacture and
collaborate on
clinical trials

CAR = Chimeric Antigen Receptor

Oncternal Pipeline 14 CLL – chronic lymphocytic leukemia; MCL – mantle cell lymphoma; AML – acute myeloid leukemia

Oncternal – GTx Merger Update

Oncternal –
GTx
Merger Background
•
September 2018: GTx announced negative results for its SARM study
•
November 2018: Communications between Oncternal and GTx board members regarding a potential transaction
•
March 6, 2019: Merger Agreement signed
•
Oncternal to combine with GTx, Inc. (Nasdaq: GTXI)
•
Initial exchange ratio: Oncternal stockholders would own approximately 75% of the outstanding shares of the combined company, subject to certain cash adjustments;
based on an assumed valuation of $87.7 million for Oncternal
•
Contingent Value Rights Agreement (CVR): GTx stockholders would receive 50%
of all proceeds (less certain costs) from the sale or license of GTx’s SARD or
SARM development programs, or a royalty if the company commercializes a drug itself
•
April 30, 2019: Amendment to Merger Agreement signed
•
Final exchange ratio revised so Oncternal stockholders would own 77.5% of the outstanding shares of the combined company
•
CVR Agreement revised such that GTx stockholders would receive 75% of all proceeds (less certain costs) from the sale or license of GTx’s SARD or SARM development programs, or a royalty if the company commercializes a drug itself;
no obligation for Oncternal to develop SARM technologies

GTx
Pipeline

SARM (Selective Androgen Receptor Modulator)
•
Enobosarm (GTx-024) failed to achieve statistical significance on the primary endpoint in a study of post-menopausal women with stress urinary incontinence in September 2018
•
GTx has discontinued any further development of its SARM program
•
Oncternal has no current intent to develop the SARM technology
SARD (Selective Androgen Receptor Degrader)
•
GTx has been conducting preclinical studies to determine if it can identify an appropriate SARD compound to move forward
•
GTx recently received and evaluated new preclinical data from an academic laboratory showing that the SARD compounds demonstrated partial androgen receptor agonist activity
•
Additional preclinical studies are required to better understand SARDs and their mechanism of action, and to reconcile conflicting
in vitro
and in vivo
findings

Oncternal Reasons for the Merger
Factors considered by the Oncternal Board in deciding to approve the merger include:
•
The potential increased access to sources of capital and a broader range of investors to support the clinical development of Oncternal’s product candidates
•
The potential to provide Oncternal’s current stockholders with greater liquidity by owning stock in a public company
•
The board’s belief that no alternatives to the merger were reasonably likely to create greater value for Oncternal’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the
Oncternal Board
•
The cash resources of the combined organization at merger closing
•
The
expectation
that
the
merger
with
GTx
would
be
a
more
time-
and
cost-effective
means to access capital than other options considered by the Oncternal Board, including additional private financings or an initial public offering

Share Ownership Conversion –
Illustrative Only
•
Variables for converting Oncternal equity instruments at closing:
•
GTx / Oncternal Exchange Ratio = 22.5%
/
77.5%
•
GTx and Oncternal boards have approved a reverse split ranging between
1:6 and 1:8.
•
Oncternal options and warrants will be subject to the same adjustments, and will become options or warrants of the combined company’s common stock

1
Subject to adjustment if either party’s closing cash balance is below pre-defined levels
Shares in Millions
Total
Combined
Company
GTx
Oncternal
Individual
Oncternal
Investor
Shares outstanding at 4-30-19
-
24.2
162.3
100K
Conversion
Factor
-
-
.5137
.5137
Estimated outstanding shares at
Exchange
Ratio
22.5%/77.5%
107.6
24.2
83.4
51,370
Reverse Split at mid-point of range
1:7
1:7
1:7
1:7
Shares outstanding post-closing
15.4
3.5
11.9
7,338
1
1
1

Target Timetable
5/7/19
Amended S/4 declared effective by SEC
5/9/19
Oncternal distributed final information
statement and shareholder consents for the
merger
6/3/19
Cirmtuzumab poster at ASCO meeting
6/5/19
GTx special stockholder meeting to approve
transaction
6/10/19
Estimated closing date of merger
6/10/19
Estimated initiation date of trading
Nasdaq: ONCT

ONCT Post-Merger Board Composition
Oncternal designees
•
David F. Hale, Chairman
•
James B. Breitmeyer, M.D., Ph.D.
•
William R. LaRue
•
Yanjun Liu, M.D., Ph.D.
•
Xin Nakanishi, Ph.D.
•
Charles P. Theuer, M.D., Ph.D.
New independent director
•
Daniel L. Kisner, M.D.
GTx designees
•
Robert J. Wills, Ph.D.
•
Michael G. Carter, M.D., Ch.B., F.R.C.P.

Oncternal Shareholder Logistics
•
Please advise Oncternal immediately if your shareholder
information has changed (e.g. entity name, mailing
address, tax ID number)
•
Rich Vincent –
Rvincent@Oncternal.com
•
Oncternal will submit all shareholder information to
Computershare prior to the close
•
Computershare will establish an account for each
shareholder
•
Computershare will provide a letter of transmittal to each
shareholder shortly after closing
•
Computershare may use existing accounts
•
Each shareholder needs to return the letter of transmittal to finalize their share position with Computershare
•
More details to follow

Thank You! 23